Exhibit 12

AIRGAS, INC.

COMPUTATION OF FINANCIAL RATIOS

(In thousands, except ratios)

Ratio of Earnings to Fixed Charges	2006	2007	2008	2009	2010

EARNINGS COMPUTATION:

Add:
Pretax income from continuing operations before equity earnings and minority interest	$208,037	$257,144	$370,762	$429,353	$314,100
Fixed charges	92,816	106,727	143,738	133,847	107,843

	$300,853	$363,871	$514,500	$563,200	$421,943
Subtract:

Preferred dividend requirements of consolidated affiliate	(4,589)	(4,589)	(1,147)	—	—
Capitalized interest	—	(502)	(1,647)	(3,400)	(2,873)

Earnings for purposes of computation	$296,264	$358,780	$511,706	$559,800	$419,070

FIXED CHARGES COMPUTATION:
Interest (1)	$64,067	$76,227	$110,888	$101,279	$74,312
Estimate of the interest component of rent expense	24,160	25,911	31,703	32,568	33,531
Preferred dividend requirements of consolidated affiliates (2)	4,589	4,589	1,147	—	—

Fixed charges for purposes of computation	$92,816	$106,727	$143,738	$133,847	$107,843

RATIO OF EARNINGS TO FIXED CHARGES	3.19X	3.36X	3.56X	4.18X	3.89X

(1)	Includes interest expense, capitalized interest, amortization of capitalized financing costs and discount on trade receivable securitization.
(2)	Preferred stock of National Welders was converted to Airgas common stock on July 3, 2007.